[STRADLING YOCCA CARLSON & RAUTH LETTERHEAD]

October 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Maui Land & Pineapple Company, Inc. ("MLP") Facsimile Correspondence

Ladies and Gentlemen:

        Attached herewith, please find facsimile correspondence originally submitted to the Securities and Exchange Commission on October 22, 2008, in connection with MLP's Registration Statement on Form S-3 (File No. 333-153203). We are filing the facsimile as correspondence via the EDGAR filing system.

        Should you have any questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours,
STRADLING YOCCA CARLSON & RAUTH
/s/ Joshua A. Lane
Joshua A. Lane

Enclosures